SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.2)*

                                    Syms Corp
                                ------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    871551107
                                 ---------------
                                 (CUSIP Number)

                                Marcy Syms Merns
                                  c/o Syms Corp
                                  One Syms Way
                           Secaucus, New Jersey 07094
                            Tel. No.: (201) 902-9600
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 3 Pages

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   CUSIP NO. 871551107                13D              PAGE  2  OF  3  PAGES
-----------------------------                      -----------------------------

----- --------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Marcy Syms Merns
----- --------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [ ]
----- --------------------------------------------------------------------------
  3    SEC USE ONLY
----- --------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       Not applicable.
----- --------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [ ]
----- --------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
                                       1,974,575
           NUMBER OF           ----- -------------------------------------------
             SHARES              8     SHARED VOTING POWER
          BENEFICIALLY                 0
           OWNED BY            ----- -------------------------------------------
             EACH                9     SOLE DISPOSITIVE POWER
           REPORTING                   1,974,575
          PERSON WITH          ----- -------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       0
----- --------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,974,575
----- --------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [ ]
----- --------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.4%
----- --------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       IN
----- --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

     This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on July 15, 1999, as amended by Amendment No. 1 filed on April 10, 2000 (the "Statement"), with respect to the common stock par value $.05 per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company") with its principal executive offices at One Syms Way, Secaucus, New Jersey 07094. Other than as set forth below, to the best knowledge of Marcy Syms Merns, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

Item 5.  Interest in Securities of the Issuer

     (a) and (b) Ms. Syms is the beneficial owner of an aggregate of 1,974,575 shares (12.4%) of Common Stock, of which 367,500 shares of Common Stock are issuable upon exercise of options which are currently exercisable. Of such 1,974,575 shares of Common Stock, Ms. Syms has the sole voting and dispositive power.

     (c) As of September 25, 2000, Ms. Syms resignation as Co-Executor of the Estate of Stephen A. Merns was accepted by the New York County Surrogate's Court. Accordingly, Ms. Syms no longer shares voting and dispositive power with respect to the 408,145 shares of Common Stock held by the Estate of Stephen A. Merns.

     (d) and (e) Not applicable.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 13, 2000


                                                         /S/ MARCY SYMS MERNS
                                                       -------------------------
                                                             Marcy Syms Merns

                                Page 3 of 3 Pages